Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) sets forth selected historical consolidated financial information for Dynegy.  The historical data provided for the year ended December 31, 2013, and as of and for the six months ended June 30, 2014 are derived from our audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements.

The unaudited pro forma condensed combined statements of operations are presented for the fiscal year ended December 31, 2013, and for the six months ended June 30, 2014.  The unaudited pro forma condensed combined balance sheet is presented as of June 30, 2014.  The Pro Forma Financial Information is provided for informational and illustrative purposes only and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes in Dynegy’s Annual Report on Form 10-K for the year ended December 31, 2013 and Dynegy’s Quarterly Report on Form 10-Q for the six months ended June 30, 2014, in addition to the financial statements of the Duke Midwest Generation Business, and the combined financial statements of Equipower and its subsidiaries and Brayton and its subsidiaries for the same periods, as included in the Current Report on Form 8-K, filed on October 6, 2014.

The pro forma adjustments, as described in the notes to the unaudited pro forma condensed combined financial statements, are based on currently available information.  Management believes such adjustments are reasonable, factually supportable and directly attributable to the events and transactions described below.  The unaudited pro forma condensed combined balance sheet reflects the impact of the Equity Offerings, the Revolver, and the Pending Acquisitions (all described below) as if they had been completed on June 30, 2014.  The unaudited pro forma condensed combined statements of operations give effect to the events and transactions below as if they had been completed on January 1, 2013, and only include adjustments which have an ongoing impact.  The Pro Forma Financial Information does not purport to represent what our actual consolidated results of operations or financial position would have been had the events and transactions occurred on the dates assumed, nor is it necessarily indicative of our future financial condition or consolidated results of operations.

•                  AER Acquisition.  On December 2, 2013, pursuant to the terms of the agreement (the “AER Transaction Agreement”) between our wholly-owned subsidiary, Illinois Power Holdings (“IPH”), and Ameren Corporation, IPH completed its acquisition of New Ameren Energy Resources I, LLC (“AER”) for no cash or stock consideration (the “AER Acquisition”), and did not include AER’s gas-fired power generation facilities: Elgin, Gibson City and Grand Tower (the “Put Assets”).

As noted in “Note 3—Merger and Acquisitions” in our Annual Report on Form 10-K for the year ended December 31, 2013, we recorded the assets acquired and liabilities assumed at their provisional fair values on the acquisition date.  As of June 30, 2014, we completed our valuations, which resulted in immaterial changes to the provisional fair values previously recorded.

•                  Common Stock Offering.  We intend to conduct a public offering of 22.5 million shares of our common stock (the “Common Stock Offering”).

•                  Mandatory Convertible Preferred Stock Offering.  We intend to conduct a $400 million public offering of our Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock” or the “Mandatory Convertible Preferred Stock Offering” and combined with the Common Stock Offering, the “Equity Offerings”).  The proceeds of the Equity Offerings will be used to fund a portion of the Duke Midwest Acquisition and the EquiPower Acquisition (as described below).

•                 Debt Financing.  Subsequent to the Equity Offerings, we intend to issue $5.1 billion in aggregate principal amount of debt at an estimated weighted average interest rate of 6.5%, which may be secured or unsecured (the “Debt Issuance” or the “Debt” and, together with the Bridge Financing Agreement (as described below), the “Debt Financing”).  Approximately $2.0 billion of the Debt will initially be issued by Dynegy Finance I, Inc. (the “Duke Escrow Issuer”), the proceeds of which will be deposited into an escrow account to be used to finance a portion of the Duke Midwest Acquisition (as described below).  Approximately $3.1 billion of the Debt will initially be issued by Dynegy Finance II, Inc. (the “EquiPower Escrow Issuer”), the proceeds of which will be deposited into an escrow account to be used to finance a portion of the EquiPower Acquisition.  Concurrently with the closing of the Duke Midwest Acquisition (as described below), the Duke Escrow Issuer will merge with and into Dynegy, and Dynegy will become the obligor on the Debt issued by the Duke Escrow Issuer.  Concurrently with the closing of the EquiPower Acquisition (as described below), the EquiPower Escrow Issuer will merge with and into Dynegy, and Dynegy will become the obligor on the Debt issued by the EquiPower Escrow Issuer.

•                 Duke Midwest Acquisition.  As previously disclosed in our Current Report on Form 8-K, filed on August 26, 2014, our wholly-owned subsidiary, Dynegy Resources I, LLC, entered into a Purchase and Sale Agreement, dated as of August 21, 2014 (the “Duke Midwest Purchase Agreement”), with Duke Energy Corporation (“Duke”) and certain of Duke’s subsidiaries.  Pursuant to the Duke Midwest Purchase Agreement, we intend to acquire certain of Duke’s facilities located in the Midwest and Duke’s retail business (the “Duke Midwest Assets”) for a purchase price of $2.8 billion in cash, subject to certain adjustments (the “Duke Midwest Acquisition”).  The Duke Midwest Acquisition is treated as an asset acquisition for tax purposes.

•                 EquiPower Acquisition.  As previously disclosed in our Current Report on Form 8-K, filed on August 26, 2014, our wholly-owned subsidiary, Dynegy Resources II, LLC, entered into two agreements, each dated as of August 21, 2014 (collectively, the “EquiPower Purchase Agreement”), with Energy Capital Partners, LP and certain of its subsidiaries and related entities.  Pursuant to the EquiPower Purchase Agreement, we intend to acquire all of the outstanding membership interests of EquiPower Resources Corp. (“ERC”) and Brayton Point Holdings, LLC (“Brayton”) for a purchase price of $3.25 billion in cash and $200 million of our common stock, subject to certain adjustments (the “EquiPower Acquisition” and, together with the Duke Acquisition, the “Pending Acquisitions”, or individually, the “Pending Acquisition”).  None of the transactions is conditioned on any of the others.  The Equipower Acquisition is treated as a purchase of stock for tax purposes.

•                 Revolver.  Dynegy has a commitment with a consortium of banks to execute a revolver (the “Revolver”) upon the closing of each Pending Acquisition, which will expand the credit available to us by up to $950 million ($600 for the Duke Midwest Acquisition and $350 for the Equipower Acquisition).

While we consider all of the intended transactions above to be probable, it is possible that any or all of the transactions may not occur.  In the event the Duke Midwest Acquisition and/or the EquiPower Acquisition do not close, the Company may re-assess its capital structure and offer to re-purchase certain equity instruments.  Additionally, the Company would be required to repurchase the Debt associated with the unsuccessful Pending Acquisition, including accrued and unpaid interest.  Amounts paid in excess of what is held in escrow would be funded from cash on hand.  Additionally, the Mandatory Convertible Preferred Stock includes a provision that if one or both of the Pending Acquisitions is terminated or is not consummated by the deadline set forth in the applicable acquisition agreement, we will have the option to redeem the Mandatory Convertible Preferred Stock in whole, but not in part, at a price per share equal to a minimum of 101% of the issuance price, plus accrued and unpaid dividends to the date of redemption.  Subsequently, if the other Pending Acquisition is terminated or is not consummated by the deadline set forth in the applicable acquisition agreement, we will again have the option to redeem some or all of the Mandatory Convertible Preferred Stock at the redemption price described above.  The redemption price per share of Mandatory Convertible Preferred Stock will exceed the net proceeds we receive from the issuance.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under U.S. GAAP, whereby we are required to record the assets acquired and liabilities assumed in the Pending Acquisitions at their estimated fair values as of the closing date.  We have not yet completed our analysis of the fair value of these assets and liabilities given the complexities inherent in the valuation; therefore, the purchase price allocation used in the preparation of the unaudited pro forma combined financial statements included herein should be considered preliminary.  Actual results could vary materially from the Pro Forma Financial Information.  In addition, the adjustments related to the Pending Acquisitions do not reflect any of the synergies and cost reductions that may result.

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	As of June 30, 2014
	($ in millions)
	Dynegy As Reported	Equity Offerings		Debt Financing and Revolver		Duke Midwest Acquisition		EquiPower Acquisition		Dynegy Pro Forma As Adjusted
ASSETS
Current Assets
Cash and cash equivalents	$948	$1,068	(a)	$4,977	(c)	$(2,849	)(g)	$(3,180	)(n)	$964
Restricted cash	—	—		—		—	(h)	—	(o)	—
Accounts receivable, net	367	—		—		146	(h)	54	(h)	567
Inventory	206	—		—		130	(i)	181	(p)	517
Assets from risk management activities	10	—		—		9	(h)	5	(h)	24
Intangible assets	60	—		—		—	(h)	—	(h)	60
Prepayments and other current assets	108	—		—		140	(j)	80	(h)	328
Total Current Assets	1,699	1,068		4,977		(2,424)		(2,860)		2,460
Property, plant, and equipment, net	3,260	—		—		2,695	(k)	4,252	(q)	10,207
Investment in affiliates	—	—		—		—	(h)	152	(h)	152
Assets from risk management activities	11	—		—		8	(h)	1	(h)	20
Intangible assets	50	—		—		—	(h)	—	(h)	50
Goodwill	—	—		—		—	(h)	—	(r)	—
Deferred income taxes	65	—		—		—	(h)	(20	)(s)	45
Other long-term assets	103	—		75	(d)	14	(h)	70	(h)	262
Total Assets	$5,188	$1,068		$5,052		$293		$1,595		$13,196

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	305	—		—		143	(h)	106	(h)	554
Accrued interest	13	—		—		—	(h)	—	(h)	13
Deferred income taxes	65	—		—		—	(h)	(20	)(t)	45
Intangible liabilities	57	—		—		—	(h)	—	(h)	57
Accrued liabilities and other current liabilities	166	—		—		36	(h)	68	(h)	270
Liabilities from risk management activities	110	—		—		49	(h)	57	(h)	216
Debt, current portion	37	—		—		—	(h)	—	(u)	37
Total Current Liabilities	753	—		—		228		211		1,192
Debt, long-term portion	1,971	—		5,100	(e)	—	(h)	—	(v)	7,071
Other Liabilities
Liabilities from risk management activities	40	—		—		56	(h)	17	(h)	113
Asset retirement obligations	160	—		—		4	(h)	59	(h)	223
Other long-term liabilities	212	—		—		23	(l)	59	(w)	294
Total Liabilities	3,136	—		5,100		311		346		8,893

Commitments and contingencies

Total Equity	2,052	1,068	(b)	(48	)(f)	(18	)(m)	1,249	(x)	4,303
Total Liabilities and Equity	$5,188	$1,068		$5,052		$293		$1,595		$13,196

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2013
	($ in millions, except per share amounts)
	Dynegy As Reported	AER Acquisition		Debt Financing, Revolver, and Equity Offerings		Duke Midwest Acquisition		EquiPower Acquisition		Dynegy Pro Forma As Adjusted

Revenues	$1,466	$1,096	(z)	$—		$1,893	(mm)	$870	(dd)	$5,325
Cost of sales, excluding depreciation expense	(1,145)	(831	)(aa)	—		(1,344	)(nn)	(667	)(dd)	(3,987)
Gross margin	321	265		—		549		203		1,338
Operating and maintenance expense	(308)	(204	)(bb)	—		(261	)(oo)	(119	)(tt)	(892)
Depreciation and amortization expense	(216)	(22	)(cc)	—		(108	)(pp)	(170	)(uu)	(516)
Gain on sale of assets	2	—	(dd)	—		—	(dd)	—	(dd)	2
Impairment	—	—	(ee)	—		—	(dd)	—	(dd)	—
General and administrative expense	(97)	(26	)(ff)	—		(79	)(qq)	—	(dd)	(202)
Acquisition and integration costs	(20)	20	(y)	—		—	(dd)	—	(dd)	—
Operating (loss) income	(318)	33		—		101		(86)		(270)
Bankruptcy reorganization items, net	(1)	—	(dd)	—		—	(dd)	—	(dd)	(1)
Earnings from unconsolidated investments	2	—	(dd)	—		—	(dd)	—	(dd)	2
Interest expense	(97)	(55	)(gg)	(348	)(jj)	—	(rr)	(1	)(vv)	(501)
Loss on extinguishment of debt	(11)	—	(dd)	—		—	(dd)	—	(dd)	(11)
Other income and expense, net	8	—	(dd)	—		—	(dd)	2	(dd)	10
(Loss) income from continuing operations before income taxes	(417)	(22)		(348)		101		(85)		(771)
Income tax benefit (expense)	58	—	(hh)	—	(kk)	—	(ss)	—	(ww)	58
(Loss) income from continuing operations	(359)	(22)		(348)		101		(85)		(713)
Less: Income (loss) attributable to noncontrolling interest	—	3	(ii)	—		—	(dd)	—	(dd)	3
Net (loss) income attributable to Dynegy Inc. (excluding discontinued operations)	(359)	(25)		(348)		101		(85)		(716)
Less: Preferred stock dividends	—	—		(22	)(ll)	—		—		(22)
Net (loss) income attributable to Dynegy Inc. common shareholders (excluding discontinued operations)	$(359)	$(25)		$(370)		$101		$(85)		$(738)

Basic loss per share from continuing operations excluding discontinued operations available to common shareholders	$(3.59)									$(5.72)
Diluted loss per share from continuing operations excluding discontinued operations available to common shareholders	$(3.59)									$(5.72)

Basic shares outstanding	100									129 (xx)
Diluted shares outstanding	100									129 (yy)

DYNEGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2014
	($ in millions, except per share amounts)
	Dynegy As Reported	Debt Financing, Revolver, and Equity Offerings		Duke Midwest Acquisition		EquiPower Acquisition		Dynegy Pro Forma As Adjusted

Revenues	$1,283	$—		$575	(ccc)	$876	(dd)	$2,734
Cost of sales, exclusding depreciation expense	(917)	—		(605	)(ddd)	(522	)(dd)	(2,044)
Gross margin	366	—		(30)		354		690
Operating and maintenance expense	(246)	—		(140	)(eee)	(109	)(dd)	(495)
Depreciation and amortization expense	(124)	—		(54	)(fff)	(85	)(jjj)	(263)
Gain on sale of assets, net	14	—		1	(dd)	—	(dd)	15
General and administrative expense	(55)	—		(32	)(ggg)	—	(dd)	(87)
Acquisition and integration costs	(8)	—		—	(dd)	—	(dd)	(8)
Operating (loss) income	(53)	—		(255)		160		(148)
Earnings from unconsolidated investments	10	—		—	(dd)	—	(dd)	10
Interest expense	(72)	(174	)(zz)	—	(hhh)	(1	)(kkk)	(247)
Other income and expense, net	(45)	—		1	(dd)	2	(dd)	(42)
(Loss) income from continuing operations before income taxes	(160)	(174)		(254)		161		(427)
Income tax benefit (expense)	1	—	(aaa)	—	(iii)	—	(lll)	1
Net (loss) income from continuing operations	(159)	(174)		(254)		161		(426)
Less: Net income attributable to noncontrolling interest	5	—		—	(dd)	—	(dd)	5
Net (loss) income attributable to Dynegy Inc.	(164)	(174)		(254)		161		(431)
Less: Preferred stock dividends	—	(11	)(bbb)	—		—		(11)
Net (loss) income attributable to Dynegy Inc. common shareholders	$(164)	$(185)		$(254)		$161		$(442)

Basic loss per share from continuing operations available to common shareholders	$(1.64)							$(3.43)
Diluted loss per share from continuing operations available to common shareholders	$(1.64)							$(3.43)

Basic shares outstanding	100							129 (mmm)
Diluted shares outstanding	100							129 (nnn)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)                            Reflects the expected cash proceeds of $703 million from the Common Stock Offering, less $23 million of estimated offering expenses, and the expected cash proceeds of $400 million from the Mandatory Convertible Preferred Stock Offering, less $12 million of estimated offering expenses.  The impact to cash proceeds of a 10% change in Dynegy’s common stock price is $70 million.  In addition, if the Underwriters’ Option was exercised, it would result in an additional $106 million and $60 million of cash proceeds related to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering, respectively; however, no adjustment for the Underwriters’ Option is reflected in the Pro Forma Financial Information.

(b)                            Reflects the equity of $703 million from the Common Stock Offering, less $23 million of estimated offering expenses and the equity of $400 million from the Mandatory Convertible Preferred Stock Offering, less $12 million of estimated offering expenses.

(c)                             Includes the following:

•                  The anticipated cash proceeds of $5.1 billion from the Debt Issuance;

•                  Less an adjustment to reflect $58 million of financing costs related to the Debt Issuance;

•                  Less an adjustment to reflect a $17 million fee for executing the Revolver, which is 175 basis points of the additional credit, plus an additional 50 basis points if the Revolver is not successfully syndicated;

•                  Less an adjustment to reflect $48 million of financing costs related to a bridge financing agreement the Company entered into with a consortium of banks (the “Bridge Financing Agreement”), through which the Company can draw up to $6.35 billion in the event the Debt Issuance and/or Equity Offerings do not close.  The commitments under the Bridge Financing Agreement will be automatically reduced by gross proceeds received in the Equity Offerings and by the principal amount of Debt issued pursuant to the Debt Issuance.

(d)                            Includes the $58 million of financing costs related to the Debt Issuance and the $17 million fee for executing the Revolver, as discussed in (c) above, which are capitalized within Other long-term assets.

(e)                             Reflects the anticipated liability of $5.1 billion related to the Debt Issuance.

(f)                              Reflects the $48 million of financing costs related to the Bridge Financing Agreement, as discussed in (c) above.

(g)                             Includes the following:

•                  Historical cash of $5 million;

•                  Less the preliminary cash consideration of $2.8 billion paid for the Duke Midwest Acquisition;

•                  Less a preliminary working capital adjustment of $36 million, which will be subject to final working capital and other adjustments;

•                  Less a payment of $18 million in nonrecurring transaction costs, comprised of legal and advisory fees related to the Duke Midwest Acquisition.

(h)                            Reflects certain historical balances of the applicable Pending Acquisitions, which approximate fair value as of June 30, 2014.

(i)                                Includes the following:

•                  Historical Inventory of $114 million;

•                  Plus a reclassification of $22 million of Emission allowances to Inventory to conform to Dynegy’s accounting policies;

•                  Less $6 million of inventory associated with the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(j)                               Includes historical other current assets of $174 million less a removal of $34 million of deferred tax assets that were eliminated as the Duke Midwest Acquisition is an asset acquisition.

(k)                            Includes historical net property, plant and equipment of approximately $3.39 billion less an adjustment to decrease net property, plant and equipment by $692 million to reflect the estimated fair value.

(l)                                Includes historical Other long-term liabilities of $791 million less a removal of $768 million of deferred tax liabilities that were eliminated as the Duke Midwest Acquisition is an asset acquisition.

(m)                        Represents the net effect of the purchase price allocation and one-time adjustments, as discussed above.

(n)                            Includes the following:

•                  Historical cash of $72 million;

•                  Less the preliminary cash consideration of $3.25 billion paid for the EquiPower Acquisition;

•                  Less a preliminary working capital adjustment of $68 million, which will be subject to final working capital and other adjustments;

•                  Plus the increase to Cash and cash equivalents due to restricted balances of $84 million becoming unrestricted as a result of the EquiPower Acquisition;

•                  Less the payment of $18 million in nonrecurring transaction costs, comprised of legal and advisory fees related to the EquiPower Acquisition.

(o)                            Includes historical restricted cash of $84 million adjusted to reclassify the historical restricted cash balance to Cash and cash equivalents as discussed in (n) above.

(p)                            Includes historical Inventory of $120 million plus a reclassification of $61 million of Emission allowances to Inventory to conform to Dynegy’s accounting policies.

(q)                            Includes historical net property, plant and equipment of $1.73 billion plus an adjustment to increase net property, plant and equipment by $2.52 billion to reflect the estimated fair value.

(r)                               Includes historical Goodwill of $102 million adjusted to zero to reflect the impact of the purchase price allocation.

(s)                              Reflects the $20 million decrease to Dynegy’s deferred tax assets as a result of the EquiPower Acquisition.

(t)                               Reflects the $20 million decrease to Dynegy’s deferred tax liabilities as a result of the EquiPower Acquisition.

(u)                            Includes historical current portion of debt of $187 million adjusted to zero as it was excluded from the EquiPower Acquisition.

(v)                            Includes historical long-term portion of debt of $1.3 billion adjusted to zero as it was excluded from the EquiPower Acquisition.

(w)                          Includes the following:

•                  EquiPower’s historical Other long-term liabilities of $117 million;

•                  Plus the increase to the deferred tax liabilities of $1,009 million as part of the purchase price allocation;

•                  Less the release of $1,067 million of the deferred tax valuation allowance at Dynegy Inc., which is recorded as a non-recurring increase to income, and therefore, is not reflected within our pro forma income statements.

(x)                            Represents the net effect of the purchase price allocation and one-time adjustments, including the release of the deferred tax valuation allowance as discussed above.

(y)                            Reflects the removal of $20 million of Dynegy’s Acquisition and integration costs due to the AER Transaction Agreement, which are non-recurring.

(z)                             Includes the following:

•                  AER’s historical Revenues of $1.18 billion;

•                  Less the elimination of $19 million of revenues associated with the Put Assets as these assets were not acquired by Dynegy;

•                  Less the inclusion of $35 million in mark-to-market losses due to the elimination of AER’s cash flow hedge accounting as Dynegy did not elect to designate qualifying derivative instruments as cash flow hedges subsequent to the completion of the AER Acquisition.  Eliminating cash flow hedge accounting results in the changes in the value of derivatives being recorded through Revenue instead of through Accumulated other comprehensive income;

•                  Less the inclusion of $30 million of amortization of intangible assets related to retail capacity purchase contracts and power sales contracts as a result of the purchase price allocation recorded to intangible assets.

(aa)                     Includes the following:

•                  AER’s historical Cost of sales of $903 million;

•                  Less the elimination of $17 million of cost of sales associated with the Put Assets as they were not acquired by Dynegy;

•                  Less the inclusion of $55 million of amortization of intangible liabilities related to coal and transportation contracts as a result of the purchase price allocation recorded to intangible assets.

(bb)                     Includes the following:

•                  AER’s historical Operating and maintenance expense of $239 million;

•                  Less the reclassification of $26 million of allocated corporate costs to General and administrative expense to conform to Dynegy’s policy.  AER classified allocated corporate costs as Operating and maintenance expense and Dynegy classifies these costs as General and administrative expense;

•                  Less the removal of $9 million in Operating and maintenance expense associated with the Put Assets as they were not acquired by Dynegy.

(cc)                       Includes the following:

•                  AER’s historical Depreciation and amortization expense of $90 million;

•                  Less the effect of the purchase accounting adjustments, which decreased depreciation expense by $63 million due to the reduction of property, plant and equipment;

•                  Less the elimination of $4 million of depreciation expense related to the Put Assets as they were not acquired by Dynegy;

•                  Less the removal of $1 million in depreciation expense associated with accretion expense for the asset retirement obligations of the Hutsonville and Meredosia plants which were not acquired by Dynegy.

(dd)                     Reflects the historical amount of the AER Acquisition or the applicable Pending Acquisitions.

(ee)                       Includes AER’s historical Impairment expense of $199 million adjusted to eliminate impairments recognized by AER related to the Put Assets which were not acquired by Dynegy.

(ff)                         Reflects the reclassification of $26 million of allocated corporate costs from Operating and maintenance expense to General and administrative expense as discussed in (bb) above.

(gg)                       Includes AER’s historical Interest expense of $39 million and the adjustment to reflect the impact of adjusting Genco’s $825 million in senior notes to their estimated fair value of $682 million as of December 2, 2013, resulting in increased amortization of the discount through interest expense of $16 million.

(hh)                     Includes AER’s historical $120 million income tax benefit adjusted to zero as Dynegy does not expect to pay taxes in the foreseeable future, through which Dynegy would be able to recover the tax benefit.

(ii)                             Reflects the $3 million reversal of 20% of pro forma income statement adjustments associated with Electric Energy, Inc. (“EEI”), due to Dynegy’s indirect 80% ownership interest in EEI.

(jj)                           Includes the following:

•                  An adjustment to reflect a $331 million increase in interest expense related to the $5.1 billion Debt Issuance at a weighted average interest rate of 6.5%;

•                  Plus an adjustment to reflect a $6 million annual fee related to the Revolver;

•                  Plus an adjustment to reflect an $11 million increase in interest expense due to amortization of the deferred financing costs discussed in (d) above.

If the interest rate differed from the rates discussed above by 1/8%, interest expense would increase or decrease by approximately $6 million annually.

(kk)                     Represents the income tax benefit related to the Debt Financing and the elimination of the income tax benefit related to the Debt Financing as Dynegy does not expect to pay taxes in the foreseeable future, through which Dynegy would be able to recover the tax benefit.

(ll)                             Reflects the dividends related to the $400 million Mandatory Convertible Preferred Stock, at a coupon rate between 4.5% and 6.5%; dividends are paid quarterly.

(mm)             Includes historical Revenues of $1.95 billion and an adjustment to remove $57 million of revenue related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(nn)                     Includes historical Cost of sales of approximately $1.39 billion and an adjustment to remove $41 million of cost of sales related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(oo)                     Includes the following:

•                  Historical Operating and maintenance expense of $361 million;

•                  Less an adjustment to reflect a $79 million reclassification to General and administrative expense to conform to Dynegy’s accounting policies;

•                  Less an adjustment to remove $21 million of operating and maintenance expense related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(pp)                     Includes historical Depreciation and amortization expense of $146 million less an adjustment to reflect a $38 million decrease in depreciation expense as a result of the fair value adjustment to net property, plant and equipment, using the straight-line method of depreciation and estimated remaining useful lives of 25 years.

(qq)                     Reflects the adjustment to reclassify $79 million from Operating and maintenance expense to conform to Dynegy’s accounting policies.

(rr)                           Includes historical Interest expense of $2 million adjusted to zero as the historical debt will be settled prior to the Duke Midwest Acquisition.

(ss)                         Includes historical Income tax expense of $20 million adjusted to zero as Dynegy expects to utilize its historical net operating losses, and therefore no future tax expense is expected.

(tt)                           Includes historical Operating and maintenance expense of $126 million less an adjustment to remove $7 million of historical refinancing costs related to debt that was not assumed.

(uu)                     Includes historical Depreciation and amortization expense of $64 million plus an adjustment to reflect a $106 million increase in depreciation expense as a result of the fair value adjustment to net property, plant and equipment, using the straight-line method of depreciation and estimated remaining useful lives of 25 years.

(vv)                     Includes historical Interest expense of $87 million less an adjustment to remove $86 million of interest expense related to historical debt and mark-to-market interest rate swaps, which will be settled prior to the EquiPower Acquisition.  Remaining amount represents interest expense on an inventory financing agreement.

(ww)                 Includes historical $27 million Income tax benefit adjusted to zero as Dynegy does not expect to pay taxes in the foreseeable future, through which Dynegy would be able to recover the tax benefit.

(xx)                     Basic loss per share includes 100 million common shares issued and outstanding as of December 31, 2013, and 22.5 million and 6.4 million common shares issued at $31.27 per share for the Common Stock Offering and the EquiPower Acquisition, respectively, based upon Dynegy’s closing price on October 3, 2014.  The final number of shares issued for the EquiPower Acquisition will be based on the weighted average trading price of the 10 day trading period ending on the second business day immediately preceding the closing of the EquiPower Acquisition. In addition, if the Underwriters’ Option was exercised, it would result in the issuance of an additional 3.4 million common shares; however, no adjustment for the Underwriters’ Option is reflected in the Pro Forma Financial Information basic loss per share calculation.

(yy)                     Diluted loss per share includes 100 million common shares issued and outstanding as of December 31, 2013, and 22.5 million and 6.4 million common shares issued at $31.27 per share for the Common Stock Offering and the EquiPower Acquisition, respectively, based upon Dynegy’s closing price on October 3, 2014.  The final number of shares issued for the EquiPower Acquisition will be based on the weighted average trading price of the 10 day trading period ending on the second business day immediately preceding the closing of the EquiPower Acquisition.  In addition, the conversion of 4 million preferred shares issued as part of the Mandatory Convertible Stock Offering would result in an additional 12.8 million common shares outstanding; however, no adjustment for these shares is reflected in the Pro Forma Financial Information diluted earnings per share calculations as it is antidilutive.  Further, if the Underwriters’ Option was exercised, it would result in the issuance of an additional 3.4 million common shares and 0.6 million preferred shares; however, no adjustment for the Underwriters’ Option is reflected in the Pro Forma Financial Information diluted loss per share calculation.

(zz)                       Includes the following:

•                  An adjustment to reflect a $166 million increase in interest expense related to the $5.1 billion Debt Issuance;

•                  Plus an adjustment to reflect $3 million of the $6 million annual fee related to the Revolver;

•                  Plus an adjustment to reflect a $5 million increase in interest expense due to amortization of the deferred financing costs discussed in (d) above.

(aaa)              Represents the income tax benefit related to the Debt Financing and the elimination of the income tax benefit related to the Debt Financing as Dynegy does not expect to pay taxes in the foreseeable future, through which Dynegy would be able to recover the tax benefit.

(bbb)              Reflects the dividends related to the $400 million Mandatory Convertible Preferred Stock, at a coupon rate between 4.5% and 6.5%; dividends are paid quarterly.

(ccc)                 Includes historical Revenues of $622 million less an adjustment to remove $47 million of revenue related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(ddd)              Includes historical Cost of sales of $624 million less an adjustment to remove $19 million of cost of sales related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(eee)                 Includes the following:

•                  Historical Operating and maintenance expense of $181 million;

•                  Less an adjustment to reflect a $32 million reclassification to General and administrative expense to conform to Dynegy’s accounting policies;

•                  Less an adjustment to remove $9 million of operating and maintenance expense related to the Beckjord facility, which was excluded from the Duke Midwest Acquisition.

(fff)                    Includes historical Depreciation and amortization expense of $77 million less an adjustment to reflect a $23 million decrease in depreciation expense as a result of the fair value adjustment to net property, plant and equipment, using the straight-line method of depreciation and estimated remaining useful lives of 25 years.

(ggg)                 Reflects the adjustment to reclassify $32 million from Operating and maintenance expense to conform to Dynegy’s accounting policies.

(hhh)              Includes historical Interest expense of $5 million adjusted to zero as the historical debt will be settled prior to the Duke Midwest Acquisition.

(iii)                          Includes historical $93 million Income tax benefit adjusted to zero as Dynegy does not expect to pay taxes in the foreseeable future, through which Dynegy would be able to recover the tax benefit.

(jjj)                       Includes historical Depreciation and amortization expense of $46 million plus an adjustment to reflect a $39 million increase in depreciation expense as a result of the fair value adjustment to net property, plant and equipment, using the straight-line method of depreciation and estimated remaining useful lives of 25 years.

(kkk)              Includes historical Interest expense of $43 million less an adjustment to remove $42 million of interest expense related to historical debt and mark-to-market interest rate swaps, which will be settled prior to the EquiPower Acquisition.  Remaining amount represents interest expense on an inventory financing agreement.

(lll)                          Includes historical Income tax expense of $59 million adjusted to zero as Dynegy expects to utilize its historical net operating losses, and therefore no future tax expense is expected.

(mmm)  Basic loss per share includes 100 million common shares issued and outstanding as of June 30, 2014, and 22.5 million and 6.4 million common shares issued at $31.27 per share for the Common Stock Offering and the EquiPower Acquisition, respectively, based upon Dynegy’s closing price on October 3, 2014.  The final number of shares issued for the EquiPower Acquisition will be based on the weighted average trading price of the 10 day trading period ending on the second business day immediately preceding the closing of the EquiPower Acquisition. In addition, if the Underwriters’ Option was exercised, it would result in the issuance of an additional 3.4 million common shares; however, no adjustment for the Underwriters’ Option is reflected in the Pro Forma Financial Information basic loss per share calculation.

(nnn)              Diluted loss per share includes 100 million common shares issued and outstanding as of June 30, 2014, and 22.5 million and 6.4 million common shares issued at $31.27 per share for the Common Stock Offering and the EquiPower Acquisition, respectively, based upon Dynegy’s closing price on October 3, 2014.  The final number of shares issued for the EquiPower Acquisition will be based on the weighted average trading price of the 10 day trading period ending on the second business day immediately preceding the closing of the EquiPower Acquisition.  In addition, the conversion of 4 million preferred shares issued as part of the Mandatory Convertible Stock Offering would result in an addition 12.8 million common shares outstanding; however, no adjustment for these shares is reflected in the Pro Forma Financial Information diluted earnings per share calculations as it is antidilutive.  Further, if the Underwriters’ Option was exercised, it would result in the issuance of an additional 3.4 million common shares and 0.6 million preferred shares; however, no adjustment for the Underwriters’ Option is reflected in the Pro Forma Financial Information diluted loss per share calculation.